UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
September 13, 2007
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

Issued by Harmony Gold Mining Company Limited
22 August 2007
For more details contact:

Graham Briggs Acting Chief Executive	Amelia Soares General Manager, Investor Relations	Lizelle du Toit Investor Relations Officer	For the comprehensive set of results please visit www.harmony.co.za

on +27 (0) 83 265 0274	on +27(0)82 654 9241 or	on +27(0)82 465 1244	JSE: HAR NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228
HARMONY APPOINTS FRANK ABBOTT AS INTERIM FINANCIAL DIRECTOR
Johannesburg, 22 August 2007. The Chairman and directors of the Harmony Gold Mining Company Limited (Harmony) board announce today that it has unanimously approved the appointment of Frank Abbott as Interim Financial Director of Harmony for a period of six months with immediate effect.
Ms Nomfundo Qangule, who was appointed Financial Director in July 2004, has resigned her position with immediate effect.
Frank Abbott started his association with Harmony as a non-executive director and in 1997 was appointed as executive financial director. Following the ARM Limited/ARMI transaction, it was agreed by the board that Frank be appointed financial director of ARM, while retaining his Harmony board appointment as non-executive director.
Graham Briggs, Acting Chief Executive says: “The board’s decision to appoint Frank as Harmony’s Interim Financial Director is based on his extensive knowledge of Harmony and the mining industry. The Harmony board is therefore satisfied that Frank is the most experienced person in the interim for the position, until a permanent appointment can be made.”
Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188
www.harmony.co.za     NYSE : HMY     JSE : HAR

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 13, 2007
Harmony Gold Mining Company Limited
By: /s/ Graham Biggs
Name: Graham Biggs

Title: Acting Chief Executive Officer